File No. 70-7571


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            Form U- 1


                 POST-EFFECTIVE AMENDMENT NO. 5
                               to
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                     Entergy Arkansas, Inc.
                     425 West Capitol Avenue
                   Little Rock, Arkansas 72201

       (Name of company filing this statement and address of principal executive offices)


                       Entergy Corporation
         (Name of top registered holding company parent
                 of each applicant or declarant)


                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                     Entergy Arkansas, Inc.
                     425 West Capitol Avenue
                   Little Rock, Arkansas 72201
             (Name and address of agent for service)


     The Commission is also requested to send copies of any communications in connection with this matter to:


    Laurence M. Hamric, Esq.       William T. Baker, Jr., Esq.
    Ann G. Roy, Esq.               Daniel Guetta, Esq.
    Entergy Services, Inc.         Thelen Reid & Priest LLP
    639 Loyola Avenue              40 West 57th Street
    New Orleans, Louisiana 70113   New York, New York 10019

Item 1.        Description of Proposed Transactions.

         Item 1 of the Application-Declaration in File 70-7571, as previously amended, is hereby supplemented by adding the following paragraphs to the end thereof:

         Pursuant to Commission authorization in this file (HCAR Nos. 24787, 24917 and 26461, December 20, 1988, July 7, 1989 and
January 24, 1996, respectively) (the "Orders"), Entergy Arkansas, Inc (formerly Arkansas Power & Light Company) ("Entergy Arkansas") entered into a Fuel Lease, dated as of December 22, 1988 (the "Lease"), with River Fuel Trust #1 (the "Trust") under which Entergy Arkansas leases nuclear fuel required for use at its Arkansas Nuclear One Generating Station ("ANO"). Under the terms of the Lease, the Trust makes payments to suppliers, processors and manufacturers necessary to provide nuclear fuel for ANO, or Entergy Arkansas makes such payments and is reimbursed by the Trust.

         In accordance with the terms of the Orders, Entergy Arkansas consented to allow the Trust to finance the acquisition of nuclear fuel through (i) borrowings by the Trust under a Credit Agreement, dated as of December 22, 1988 (the "Credit Agreement"), with Union Bank of Switzerland, New York Branch (the "Bank"), and (ii) the issuance by the Trust of secured notes pursuant to Secured Note Agreements entered into with certain institutional lenders.

         Pursuant to the Credit Agreement, the Trust may issue and sell its commercial paper through an agent under a Depositary Agreement supported by an irrevocable direct-pay letter of credit issued under the Credit Agreement. Alternatively, the Trust can make revolving credit borrowings under the Credit Agreement evidenced by its promissory notes. The current termination date of the Credit Agreement is December 22, 2000, but it may be extended for successive one-year periods by mutual agreement of the Trust and the Bank.

         Due to changes in the credit markets that have occurred since the execution of the Credit Agreement in 1988, certain adjustments to the interest rates and commercial paper fees payable by the Trust will be required in connection with any extensions of the Credit Agreement or any new credit agreements to be entered into by the Trust in replacement of the Credit Agreement.

         Under the terms of the Credit Agreement, the Trust is currently required to pay the following fees: (a) a "Commitment Fee" of 1/4 of 1% per annum on the difference between the maximum commitment under the Credit Agreement and the amount of commercial paper and revolving credit borrowings outstanding (determined on a daily basis); (b) a "Letter of Credit Fee" of 62.5/100 of 1% per annum on the average aggregate amount of commercial paper outstanding during each calendar quarter; and
(c) an "Administrative Fee" of $20,000 per year.

         In addition, at the election of the Trust, each revolving credit borrowing under the Credit Agreement currently bears interest at either (a) the higher of (i) the rate publicly announced by the Bank from time to time as its prime rate, and
(ii) the rate quoted by the Bank to dealers in the New York federal funds market for the overnight offering of Dollars by the Bank, plus 1/4 of 1% (a "Prime Rate Loan"); or (b) 62.5/100 of 1% in excess of the rate at which deposits in U.S. Dollars are offered to the Bank in the London interbank market (a "LIBOR Rate Loan"); provided, however, that if any drawings under the letter of credit are not repaid on the date of such drawings, such drawings will automatically be converted into revolving credit borrowings bearing interest as Prime Rate Loans.

         It is now proposed that: (a) the Commitment Fee payable by the Trust will not exceed a specified maximum rate greater than 2% per annum on the difference between the maximum commitment under the Credit Agreement and the amount of commercial paper and revolving credit borrowings outstanding (determined on a daily basis); (b) the Letter of Credit Fee payable by the Trust will not exceed a specified maximum rate greater than 5% per annum on the average aggregate amount of commercial paper outstanding during each calendar quarter; and
(c) the Administrative Fee payable by the Trust will not exceed
$100,000.

         In addition, it is now proposed that Prime Rate Loans and LIBOR Rate Loans bear interest at rates not in excess of the lower of 15% per annum or those rates generally obtainable at the time for loans having the same or reasonably similar maturities, obtained by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features.

          Under the terms of the Lease, the Trust may not amend the Credit Agreement or enter into any successor credit agreements without the consent of Entergy Arkansas.
Authorization is herein requested for Entergy Arkansas to consent to the execution by the Trust of amendments to the Credit
Agreement or successor credit agreements incorporating the interest rates and fees described herein.

Item 5.        Procedure.

          Entergy Arkansas hereby requests that the Commission's supplemental order authorizing Entergy Arkansas to consent to the execution by the Trust of amendments to the Credit Agreement or successor credit agreements incorporating the interest rates and fees described herein be entered on or before May 31, 2000.

         Entergy Arkansas hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective.

Item 6.        Exhibits and Financial Statements.

       (a)     Exhibits:

              *B Amendments to Credit Agreement or successor credit agreements.

       (b)     Financial Statements:

         The transactions proposed herein do not contemplate an increase in the amount of financing currently authorized by the Commission. Therefore, no financial statements are filed herewith.

     * To be filed by Rule 24 Certificate after the execution thereof.

                            SIGNATURE

       Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                              ENTERGY ARKANSAS, INC.


                              By:  /s/ Steven C. McNeal
                                   Steven C. McNeal
                                   Vice President and Treasurer



Dated: November 23, 1999